SUB-ITEM 77D

MFS VARIABLE INSURANCE TRUST

This document is hereby incorporated to this N-SAR filing by reference: Each of the following series (outlined below) within this Trust have made material changes in the prospectus with respect to investment policy as incorporated by reference to Registrant's Post-Effective Amendment No. 17 (File Nos. 33-74668 and 811-8326) as filed with the SEC via EDGAR on February 25, 2002.

o Six of the MFS Variable Insurance Trust series (MFS Utilities Series, MFS Global Governments Series, MFS Bond Series, MFS Investors Growth Stock Series, MFS Global Equity Series, and MFS Mid Cap Growth Series) were subject to Rule 35d-1. This means for the series mentioned above, the series will invest at least 80% of the types of investments that are underlined in their name (above) as of May 1, 2002.

o MFS Global Governments Series changed its name, investment objective and policies to mirror the MFS Strategic Income Fund (the new series will be called the MFS Strategic Income Series), but this is to enhance the investment flexibility of the series, not due to the Rule 35d-1 (80%) name test change.

o MFS Mid Cap Growth Series added disclosure in Principal Investment Practices and Principal Risks to establish short sales positions, including short sales against the box.